EXHIBIT (a)(5)(viii)


To:  All Marimba Employees
Re:  Marimba, Inc. Voluntary Option Exchange Program.

Please read this message in its entirety.

Dear Marimba Employees:

This letter is to advise you of the new terms and new offer period for the Voluntary Option Exchange Program ("Option Exchange Program"). The offer period during which you may participate in the Option Exchange Program will now expire at 5:00 p.m., Pacific Time, on July 23, 2001. This new date for the closing of the offer period will alter the date on which participants will receive replacement grants. Additionally, we have decided to modify the exchange ratios under the Option Exchange Program. The new exchange ratios, which include all options having an exercise price of at least $7.50, are as follows:

Original Exercise Price       Outstanding Option Shares       New Option Shares
       Per Share                   to be Exchanged              to be Received
-----------------------       -------------------------       -----------------

      $7.50-$19.99                       1.0                         1.0
     $20.00-$34.99                       1.5                         1.0
     $35.00 or more                      2.0                         1.0

The new offer period expiration date, new exchange ratios and additional revised information have been incorporated into an Amended Offer to Exchange which will be posted with an amended participation form on the HR intranet site under "option exchange". You may also click on this link (____________) to review and/or download the documents, or receive hard copies of the documents by requesting them from Julie Phan, our Stock Administrator.

We strongly encourage you to read these amended documents carefully and thoroughly as they provide the complete details on the new terms of the offer, and include updated disclosure information. These documents supersede the prior disclosure documents, and comprise the official offer-related documents you should rely on in deciding whether to elect to participate or withdraw your election to participate in the Option Exchange Program.

In order to participate in the Option Exchange Program, you must complete, sign and fax or deliver back to Julie Phan a copy of the participation form by no later than 5:00 p.m., Pacific Time, on July 23, 2001. Julie's fax number is
(650) 930-5605.

If you have already completed and delivered your participation form and do not wish to change your election, then you do not need to take any action at this time. The properly elected outstanding options you have chosen to exchange will be canceled at the close of the offer period, and new options issued in accordance with the terms of the offer will be granted and issued on the replacement grant date.

If you previously elected to participate and submitted a participation form, and now wish to exchange additional options, including options that have become eligible for exchange under the new terms and exchange ratios, please follow the procedures specified in the Amended Offer to Exchange and submit an additional participation form for the new options you wish to exchange.

If you previously elected to participate and submitted a participation form, but now wish to modify or withdraw your election, you must follow the procedures specified in the Amended Offer to Exchange. You have until the close of the offer period at 5:00 p.m., Pacific Time, on July 23, 2001, to make any such changes.

Shortly after the expiration date of the offer, you will receive an e-mail confirming acceptance and cancellation of all properly elected outstanding options.

Let us reiterate that participation in the Option Exchange Program is entirely voluntary and your individual decision should be made with deliberation. We appreciate your patience as we worked to evaluate and modify the Option Exchange Program. Please contact me or Julie Phan if you have any questions.

Regards,

Jonathan

Jonathan Schoonmaker
Vice President, Human Resources
Marimba, Inc.